WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors group of mutual funds (the Advisors Funds), and InvestEd Portfolios (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Company also derives revenues from investment product distribution and shareholder services administration provided to the Ivy Funds and Ivy Variable Insurance Portfolios (Ivy VIP), which are underwritten by an affiliate. In 2016, the Company was replaced by an affiliate as principal underwriter and distributor for Ivy VIP. The Funds, Ivy Funds, Ivy VIP and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements, underwriting agreements, and shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact our revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, Ivy Funds and Ivy VIP, including commissions and other compensation paid to independent financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds, Ivy Funds and Ivy VIP are sold in various classes that are structured in ways that conform to industry standards (*i.e.*, front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(b) *Basis of Presentation*

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated. Also, refer to the "Pension Plan" section below regarding a change in method of accounting.

The company has evaluated subsequent events through February 23, 2018, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

Effective January 1, 2017, the Company adopted Accounting Standards Update ("ASU") 2016-09, *"Improvements to Employee Share-Based Payment Accounting."* This ASU requires excess tax benefits and tax shortfalls be recognized as income tax benefit or expense in the income statement on a prospective basis. Additionally, excess tax benefits or shortfalls recognized on share-based compensation are classified as an operating activity in the statement of cash flows. This ASU allows entities to withhold shares issued during the settlement of a stock award or option, as means of meeting minimum tax withholding due by the employee, in an amount up to the employees' maximum individual tax rate in the relevant jurisdiction without resulting in a liability classification of the award (versus an equity classification). The value of the withheld shares is then remitted by the Company in cash to the taxing authorities on the employees' behalf. The Company's historical policy to withhold shares equivalent to the minimum individual tax rate is consistent with the thresholds meeting the classification of an equity award. This ASU requires that all cash payments made to taxing authorities on the employees' behalf for withheld shares be presented as financing activities on the statement of cash flows. This ASU also allows for the option to account for forfeitures as they occur when determining the amount of share-based compensation expense to be recognized, rather than estimating expected forfeitures over the course of a vesting period. The Company elected to account for forfeitures as they occur. The net cumulative effect to the Company from the adoption of this ASU was a reduction to retained earnings of $2.5 million and an increase to the non-current deferred tax asset of $1.5 million as of January 1, 2017.

Pension Plan

During 2017, the Company retrospectively changed its method of accounting for net periodic pension cost. Historically, net actuarial gains or losses in excess of 10% of the greater of the market-related value of plan assets or the plan's projected benefit obligation (the corridor) were amortized into operating expenses over the remaining working life of active plan participants. Unrecognized actuarial gains or losses were reflected as a component of stockholders' equity in our consolidated balance sheets. Under the Company's new method of accounting, the Company elected to immediately recognize all actuarial gains and losses in net periodic pension cost in the year in which the gains and losses occur. noting that it is generally preferable to accelerate the recognition of gains and losses into income rather than to delay such recognition. This change is intended to improve the

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

transparency of the Company's underlying financial performance by recognizing the effects of current economic and interest rate trends on assumptions used to measure plan obligations and assets. These gains and losses are generally only measured annually as of December 31. Financial data for the period presented has been adjusted to reflect the effect of this accounting change.

The cumulative effect of the change on retained earnings as of January 1, 2017 was a decrease of $42.4 million, with the corresponding adjustment to accumulated other comprehensive loss. The effects of the change in accounting on our financial statements for the period presented were as follows:

		2017	
		Historical Accounting Method	**As Adjusted**
Statement of Earnings Information:			
Underwriting and distribution expenses	$	439,311	433,616
Compensation and related costs		187,257	174,028
Income before provision for income taxes		99,491	118,415
Provision for income taxes		48,947	56,668
Net income		50,544	61,747

		2017	
		Historical Accounting Method	**As Adjusted**
Statement of Comprehensive Loss Information:			
Pension and postretirement benefit (expense), net of income tax expense (benefit)	$	10,979	(224)

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

	2017	
	Historical Accounting Method	**As Adjusted**
Statement of Cash Flows Information:		
Net income	$ 50,544	61,747
Adjustements to reconsile net income to net cash provided by operating activities:		
Deferred income taxes	6,641	14,362
Pension and postretirement plan benefits	3,396	(15,528)

	As of December 31, 2017	
	Historical Accounting Method	**As Adjusted**
Balance Sheet Information:		
Retained earnings	$ 126,264	95,076
Accumulated other comprehensive (loss) income	(30,809)	379

(c)   *Consolidation*

In the normal course of our business, we sponsor and manage various types of investment products. These investment products include open-end mutual funds, a closed-end mutual fund, privately offered funds, exchange-traded managed funds, and the Ivy Global Investors Société d'Investissement à Capital Variable ("SICAV"). When creating and launching a new investment product, we typically fund the initial cash investment, commonly referred to as "seeding," so that the investment product can generate an investment performance track record so that it is able to attract third party investors in the product. Our initial investment in a new product typically represents 100% of the ownership in that product. We generally redeem our investment in seeded products when the related product establishes a sufficient track record, when third party investments in the related product are sufficient to sustain the strategy, or when a decision is made to no longer pursue the strategy. The length of time we hold a majority interest in a product varies based on a number of factors, including market demand, market conditions and investment performance. Our exposure to risk in these investment products is generally limited to any equity investment we have and any earned but uncollected management or other fund-related service fees.

In accordance with financial accounting standards, we consolidate certain sponsored investment products in which we have a controlling interest or the investment product meets the criteria of a

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

Variable Interest Entity ("VIE") and we are deemed to be the primary beneficiary. In order to make this determination, an analysis is performed to determine if the investment product is a VIE or a Voting Interest Entity ("VOE"). Assessing if an entity is a VIE or VOE involves judgment and analysis on an entity by entity basis. Factors included in this assessment include the legal organization of the entity, the Company's contractual involvement with the entity and any implications resulting from or associated with related parties' involvement with the entity.

A VIE is an entity which does not have adequate equity to finance its activities without subordinated financial support, the equity investors do not have the normal characteristics of equity investors for a potential controlling financial interest as a group, or the voting rights are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the entity. The Company is deemed to be the primary beneficiary if it absorbs a majority of the VIE's expected losses, expected residual returns, or both. If the Company is the primary beneficiary of a VIE, we are required to consolidate the assets, liabilities, results of operations and cash flows of the VIE into our consolidated financial statements..

If an entity does not meet the criteria and is not considered a VIE, it is treated as a VOE, which is subject to traditional consolidation concepts based on ownership rights. Sponsored investments products that are considered VOEs are consolidated if we have a controlling financial interest in the entity absent substantive investor rights to replace the investment manager of the entity (kick-out rights).

(d) *Use of Estimates*

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from those estimates.

(e) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers and non-customers segregated in compliance with federal and other regulations.

(f) *Disclosures about Fair Value of Financial Instruments*

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on Level 2 or Level 3 inputs detailed in Note 3.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(g) *Investment Securities and Investments in Funds*

Our investments are comprised of debt and equity securities, investments in sponsored funds, and investments in sponsored privately offered funds ("LLCs"). Sponsored funds, which include the Funds, Ivy Funds, the Ivy Global Investors sub-funds ("IGI Funds") and the LLCs, are investments we have made for both general corporate investment purposes and to provide seed capital for new investment products. The Company has classified its investments in certain sponsored funds as equity method investments (when the Company owns between 20% and 50% of the fund). Investments held with less than a 20% ownership interest are classified as trading.

For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For sponsored funds, realized gains and losses are computed using the average cost method.

(h) *Property and Equipment*

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term, if shorter), generally three to 10 years for furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 30 years for buildings; two to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(i) *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with ASC 350, "Intangibles – Goodwill and Other Topic." Internal costs capitalized are included in property and equipment, net in the consolidated balance sheets, and were $9.7 million as of December 31, 2017. Amortization begins when the project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

(j) *Goodwill and Identifiable Intangible Asset*

Goodwill represents the excess of cost over fair value of the identifiable net assets of acquired companies. Indefinite-lived intangible asset represent advisory management contract for managed assets obtained in acquisitions. The Company considers this contract to be indefinite-lived intangible asset as it's expected to be renewed without significant cost or modification of terms. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets require significant management estimates and judgment, including the valuation determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment. Additional information related to the indefinite-lived intangible assets is included in

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

Note 4. To determine the fair value of the Company's reporting unit, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable publicly-traded companies in the financial services industry. Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair values of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its calculated fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

(k)   *Revenue Recognition*

Investment Management and Advisory Fees

We recognize investment management fees as earned over the period in which services are rendered. We charge the Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Funds and the Company. In the fourth quarter of 2017, nine Advisors Funds merged into Ivy Funds with substantially similar objectives and strategies. The Company has received the necessary approvals from the mutual fund Board of Trustees to merge the remaining Advisor Funds into Ivy Funds in February of 2018. The majority of investment and/or advisory fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net assets under management in accordance with such investment management agreements. The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the consolidated statement of income. Through revenue sharing allocation agreements with affiliates, the Company also receives 10 basis points on gross sales of assets and 10 basis points on average assets under management for separately managed account relationships established by the institutional channel.

Our investment advisory business receives research products and services from broker/dealers through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

Section 28(e) of the Securities Exchange Act of 1934, as amended, the investment advisory business does not have any contractual obligation requiring it to pay for research products and services obtained through soft dollar arrangements with brokers. As a result, we present "soft dollar" arrangements on a net basis.

The Company has contractual arrangements with third parties to provide subadvisory services. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the Funds and Ivy VIP. Any corresponding fees paid to subadvisors are included in operating expenses.

Distribution, Underwriter and Service Fees

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When a client invests in a fee-based asset allocation product, Class I or Y shares are purchased at net asset value and we do not charge an initial sales charge.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Class Y shares, which do not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to compensate broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may also charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy Funds sold by independent financial advisors associated with the Company. The Rule 12b-1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service and distribution plans at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net assets under management and are recognized monthly. Fees collected from independent advisors associated with the Company for

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

technology and other various services are recorded in underwriting and distribution fees on a gross basis, as the Company is the primary obligor in these arrangements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized when contractual obligations are fulfilled or as services are provided.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by independent financial advisors associated with the Company. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(l) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as the advertising or event takes place. Advertising expense was $684 thousand for the year ended December 31, 2017 and is classified in both underwriting and distribution expense and general and administrative expense on the consolidated statement of income.

(m) *Leases*

The Company leases office space under various leasing arrangements. Most lease agreements contain renewal options, rent escalation clauses and/or other inducements provided by the landlord. Rent expense is recorded on a straight-line basis, including escalations and inducements, over the term of the lease.

(n) *Income Taxes*

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance asprescribed by ASC 740, "*Income Taxes*." Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Reform Act") was enacted, which significantly revised the U.S. Corporate income tax system by, among other things, permanently reducing the federal statutory tax rate from 35% to 21% effective January 1, 2018. The Company recorded a charge of $5.4 million in the 4th quarter of 2017 to measure our net deferred tax assets at the reduced federal statutory rate. The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company has recognized the provisional tax impact related to the revaluation of deferred tax assets and liabilities and included these amounts in its consolidated financial statements for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the Tax Reform Act. The accounting is expected to be complete when the 2017 U.S. corporate income tax return is filed in 2018.

(2) New Accounting Guidance

New Accounting Guidance Adopted

On January 1, 2017, the Company adopted ASU 2016-09. See Note 1 – Summary of Significant Accounting Policies – Basis of Presentation for a description of the ASU and the financial statement impact of adopting this ASU.

New Accounting Guidance Not Yet Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, *Revenue from Contracts with Customers,* which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. This ASU will supersede much of the existing revenue recognition guidance in accounting principles generally accepted in the United States and is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; early application is permitted for the first interim period within annual reporting periods beginning after December 15, 2016. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. Upon adoption, the Company will utilize the cumulative effect approach. We have evaluated our population of contracts and did not identify any material changes in our current revenue recognition practices and concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements. Upon adoption of the amendments in

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

this ASU, the Company will add qualitative and quantitative information to the notes to its consolidated financial statements related to contracts with customers, including revenue and impairments recognized, disaggregation of revenue, information about contract balances and performance obligations; significant judgments and changes in judgments about determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations; and assets recognized from the costs to obtain or fulfill a contract.

In February 2016, FASB issued ASU 2016-02, *"Leases,"* which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. Although the Company is evaluating the estimated impact the adoption of this ASU will have on our consolidated financial statements and related disclosures, the Company currently believes the most significant changes will be related to the recognition of new right-of-use assets and lease liabilities on the Company's consolidated balance sheet for real estate operating leases.

In August 2016, FASB issued ASU 2016-15, "*Classification of Certain Cash Receipts and Cash Payments.*" This ASU eliminates the diversity in practice related to the classification of certain cash receipts and payments for debt prepayment or extinguishment costs, the maturing of a zero coupon bond, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization. This ASU designates the appropriate cash flow classification, including requirements to allocate certain components of these cash receipts and payments among operating, investing and financing activities. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

In November 2016, FASB issued ASU 2016-18, *"Statement of Cash Flows: Restricted Cash."* This ASU is intended to reduce diversity in practice by adding or clarifying guidance on classification and presentation of changes in restricted cash on the statement of cash flows. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. Upon adoption of this ASU on January 1, 2018, we will include cash and cash equivalents – restricted as a component of cash and cash equivalents on the Company's consolidated statements of cash flows for all periods presented, and will remove the

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

change in cash and cash equivalents-restricted as a component of net cash provided by operating activities.

In March 2017, FASB issued ASU 2017-04, "*Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment*." This ASU eliminates the second step from the goodwill impairment test. An entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss cannot exceed the total amount of goodwill allocated to the reporting unit. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

In March 2017, FASB issued ASU 2017-07, *"Compensation-Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost."* This ASU changes the income statement presentation of defined benefit plan expense by requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, amortization of prior service cost, curtailments and settlements, etc.). The operating expense component is reported with similar compensation costs while the non-operating components are reported in a separate line item outside of operating items. In addition, only the service cost component is eligible for capitalization as part of an asset. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. We have concluded that the adoption of this ASU will have no effect on our net income because it only impacts the classification of certain information on the consolidated statement of income. The service cost component of net periodic benefit cost was recognized in underwriting and distribution, and compensation and related costs through September 30, 2017. An amendment to freeze our noncontributory retirement plan that covers substantially all employees and certain vested employees of our former parent company (the "Pension Plan") was approved effective September 30, 2017; therefore, after September 30, 2017 we no longer incur service cost. The other components of net periodic cost will be classified in investment and other income.

In May 2017, FASB issued ASU 2017-09, *"Compensation-Stock Compensation: Scope of Modification Accounting."* This ASU provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718, *"Compensation – Stock Compensation."* This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(3) **Investment Securities**

Investments at December 31, 2017 are as follows (in thousands):

Trading securities:	
Certificates of deposit	1,000
Common stock	116
Consolidated sponsored funds	74,645
Corporate bonds	32,213
Mortgage-backed securities	10
Sponsored funds	154
Sponsored privately offered funds	695
U.S. Treasury bills	2,957
Total investment securities	$ 111,790

Sponsored funds

The Company has classified its investments in certain sponsored funds as trading securities when the Company owns less than 20% of the fund. Sponsored funds in which we hold a majority interest are consolidated in our financial statements. Sub-funds of the IGI SICAV have been consolidated in our financials as of December 31, 2017.

Sponsored privately offered funds

The Company holds voting interests in certain sponsored privately offered funds that are structured as investment companies in the legal form of LLCs. During 2017, $3.9 million of investment in one of the sponsored privately offered funds was consolidated in the financial statements. Previously, this investment was accounted for under the equity method. A plan to dissolve this fund was initiated in 2017. All of the underlying investment securities held by the fund were sold and the ratable portion of the cash proceeds was distributed to the noncontrolling member before December 31, 2017. As of December 31, 2017, the fund held cash of $4.2 million, which was distributed to the Company in January 2018.

Also during 2017, $0.6 million of investments in two sponsored privately offered funds were reclassified from available-for-sale securities to trading securities. One of these funds was dissolved in 2017. As of December 31, 2017, the fair value of the Company's investment in the remaining privately offered fund was $0.7 million.

The total investment in sponsored privately offered funds of $4.9 million is our maximum loss exposure on these investments.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

Maturities of Fixed Income Securities

Certificate of deposit, U.S. Treasury bills, Corporate bonds, and Mortgage-backed securities accounted for as trading and held as of December 31, 2017 mature as follows:

	Fair Value
Within one year	$ 6,032
After one year but within five years	25,148
After 10 years	5,000
	$ 36,180

Consolidated Sponsored and Sponsored Privately Offered Funds

The following table details the balances related to consolidated sponsored funds at December 31, 2017, as well as the Company's net interest in these funds:

Cash	$ 7,556
Investments	74,645
Other assets	946
Other liabilities	(838)
Redeemable noncontrolling interests	(2,626)
Net interest in consolidated sponsored funds	$ 79,683

During 2017, we consolidated a sponsored privately offered fund in which we provided initial capital at the time of the fund's formation. When we no longer have a controlling financial interest in a sponsored fund, it is deconsolidated from our financial statements.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The carrying amounts of certificates of deposits are measured at amortized cost, which approximates fair value due to the short-time between purchase and expected maturity of the investments. Depending on the nature of the inputs, these investments are generally classified as Level 1 or 2 within the fair value hierarchy. U.S. Treasury bills are valued upon quoted market prices for similar assets in active markets, quoted prices for identical or similar assets that are not active and inputs other than quoted prices that are observable or corroborated by observable market data. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer. The fair value of equity derivatives is measured based on active market broker quotes, evaluated broker quotes and evaluated prices from vendors.

The following table summarizes our investment securities as of December 31, 2017 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
	(In thousands)			
Trading Securities:				
Certificate of deposit	—	1,000	—	1,000
Common stock	116	—	—	116
Consolidated sponsored funds	49,538	25,107	—	74,645
Corporate bonds	—	32,213	—	32,213
Mortgage-backed securities	—	10	—	10
Sponsored funds	154	—	—	154
Sponsored privately offered funds measured at net asset value (1)	—	—	—	695
U.S. Treasury bills	—	2,957	—	2,957
Total	$ 49,808	61,287	—	111,790

(1)   Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

(4)   Goodwill and Identifiable Intangible Asset

Goodwill represents the excess of purchase price over the tangible assets and the identifiable intangible asset of the acquired business. Our goodwill is not deductible for tax purposes. Goodwill and the

21   (Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

identifiable intangible asset (all considered indefinite-lived) at December 31, 2017 are as follows (in thousands):

Goodwill	$	8,242
Identifiable intangible asset		26,853
Total	$	35,095

In 2017, the Company's annual impairment test indicated that goodwill and the identifiable intangible asset summarized in the table above were not impaired.

(5)   Property and Equipment

A summary of property and equipment at December 31, 2017 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	29,509	3 – 10 years
Data processing equipment		18,364	1 – 5 years
Computer software		93,351	1 – 10 years
Equipment		20,619	2 – 26 years
Leasehold improvements		21,971	1 – 15 years
Building		11,759	1 – 30 years
Land		2,843	
Property and equipment, at cost		198,416	
Accumulated depreciation		(114,930)	
Property and equipment, net	$	83,486	

Depreciation expense for the year ended December 31, 2017 was $20.0 million. At December 31, 2017, we have property and equipment under capital leases with a cost of $1.9 million and accumulated depreciation of $985 thousand.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(6) Income Taxes

The provision for income taxes for the year ended December 31, 2017 consists of the following (in thousands):

Current income taxes payable:		
Federal	$	38,740
State		3,566
		42,306
Deferred taxes		14,362
Provision for income taxes	$	56,668

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	2.0
Share-based compensation	6.5
Changes related to decrease in U.S. tax rate	4.6
Other items	(0.2)
Effective income tax rate	47.9%

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2017 is presented as follows (in thousands):

Deferred tax liabilities:		
Property and equipment	$	(6,754)
Identifiable intangible asset		(6,121)
Unrealized gains on investment securities		(2,014)
Prepaid expenses		(1,411)
Other		(183)
Total gross deferred liabilities		(16,483)
Deferred tax assets:		
Benefit plans		3,019
Accrued compensation		5,068
Other accrued expenses		3,819
Share-based compensation		13,784
State net operating loss carryforwards		4,057
Federal benefit on state liabilities		991
Unused state tax credits		2,785
Other		367
Total gross deferred assets		33,890
Valuation allowance		(4,057)
Net deferred tax asset	$	13,350

As of December 31, 2017, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $4.1 million at December 31, 2017. The carryforwards, if not utilized, will expire between 2018 and 2037. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $4.1 million has been recorded at December 31, 2017. The Company has state tax credits of $2.8 million as of December 31, 2017 that can be utilized in future tax years. Of these state tax credit carryforwards, $2.6 million will expire between 2024 and 2033 if not utilized and $0.2 million will expire in 2026 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2017, the Company had unrecognized tax benefits, including penalties and interest, of $5.6 million ($4.6 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

are expected to be settled within the next 12 months are included in income taxes receivable; and unrecognized tax benefits that reduce a net operating loss, similar tax loss or tax credit carryforward are presented as a reduction to noncurrent deferred income taxes.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2017 of $2.2 million ($1.9 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2017 (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2017	$ 3,926
Increases during the year:	
Gross increases – tax positions in prior period	47
Gross increases – current period tax positions	144
Decreases during the year:	
Gross decreases – tax positions in prior period	(34)
Decreases due to settlements with taxing authorities	(160)
Decreases due to lapse of statute of limitations	(465)
Balance at December 31, 2017	$ 3,458

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2017, WDR closed an Internal Revenue Service audit of the 2014 tax year, in which the Company participated in the filing of a consolidated tax return. This audit was settled with no significant adjustments. Additionally, WDR is currently under audit in one state jurisdiction in which the Company participated in the filing of a combined tax return. Settlement of this audit is not anticipated to have a significant impact on reported income or loss. The 2014, 2015, 2016, and 2017 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2013 and, in certain states, income tax returns for 2013, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(7) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored non-contributory retirement plan (the Pension Plan) that covers substantially all employees. Benefits payable under the Plan are based on employees' years of

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

service and compensation during the final ten years of employment. On July 26, 2017, the Compensation Committee of the Company's Board of Directors approved an amendment to freeze the Pension Plan effective September 30, 2017. After September 30, 2017, participants in the Pension Plan have not accrued additional benefits for future service or compensation. Participants will retain benefits accumulated as of September 30, 2017 pursuant to the terms of the Pension Plan. In accordance with applicable accounting standards, the Pension Plan's assets and liabilities were remeasured as of July 31, 2017, the date participants were notified of the freeze. WDR allocates pension expense or benefit to the Company for the Plan and such benefit for 2017 was $11.0 million.

As of December 31, 2017, the total projected benefit obligation of the Plan is $184.2 million, of which $163.2 million relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet at December 31, 2017 is $13.4 million, of which $11.8 million relates to the Company and is included in accrued pension and postretirement costs.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that previously covered substantially all employees and Waddell & Reed advisors. The medical plan is contributory with participant contributions adjusted annually. The contributions for each year represent claims paid for medical expenses. WDR amended this plan in 2016 to discontinue the availability of coverage for any individuals who retire after December 31, 2016, but allowed existing participants to retain retiree coverage under the plan. In aggregate, WDR allocated a $126 thousand gain to the Company for the medical plan in 2017.

Net accrued postretirement medical plan costs in the amount of $2.2 million are recorded on the balance sheet of WDR at December 31, 2017, all of which relates to the Company. Of the Company's total liability at December 31, 2017, $421 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued pension and postretirement costs.

(8)   Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2017 were $5.3 million.

In 2017, in connection with the Pension Plan freeze, WDR amended its 401(k) plan to permit employer discretionary nonelective contributions to eligible participants. For the 2017 plan year, the Company approved a discretionary nonelective contribution in an amount equal to 4% of such participant's eligible compensation. These contributions, which were expensed over the service period in 2017, totaled $5.5 million, of which $4.7 million related to the Company and are expected to be funded and allocated to participant accounts during the first quarter of 2018.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(9)   Accumulated Other Comprehensive Income (Loss)

The following table summarizes other comprehensive income (loss) activity for the year ended December 31, 2017:

	Unrealized gains (losses) on investment securities	Post retirement medical liability	Total accumulated other comprehensive income (loss)
		(In thousands)	
Balance at December 31, 2016	$ 192	603	795
Other comprehensive income (loss) before reclassification	—	(106)	(106)
Amount reclassified from accumulated other comprehensive income	(192)	(118)	(310)
Net current period other comprehensive income (loss)	(192)	(224)	(416)
Balance at December 31, 2017	$ —	379	379

Reclassifications from accumulated other comprehensive income (loss) and included in net income are summarized in the table that follows for the year ended December 31, 2017:

	Pre-tax	Tax (expense) benefit	Net of tax	Statement of income line item
		(In thousands)		
Reclassifications included in net income:				
Sponsored funds investment gains	$ 305	(113)	192	Investment and other income
Amortization of post retirement medical liability	184	(66)	118	Underwriting and distribution expense and compensation and related costs
Total	$ 489	(179)	310	

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(10) Uniform Net Capital Rule Requirements

Waddell & Reed, Inc. is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. Waddell & Reed, Inc. made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2017. At December 31, 2017, Waddell & Reed, Inc. had net capital of $28.0 million that was $27.8 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(11) Rule 15c3-3 Exemption

Waddell & Reed, Inc. does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and (k)(2)(ii). Waddell & Reed, Inc. did not have any customers' fully paid securities and excess margin securities that were not in Waddell & Reed, Inc.'s possession or control as of December 31, 2017 for which instructions to reduce to possession or control had been issued as of December 31, 2017, but for which the required action was not taken by Waddell & Reed, Inc. within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. Waddell & Reed, Inc. also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2017, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

(12) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant and have no purchase price. These awards have historically vested over four years in 33⅓% increments on the second, third and fourth anniversaries of the grant date; however, awards granted on or after December 31, 2016 vest in 25% increments on the first, second, third and fourth anniversaries of the grant date. The Company has issued nonvested stock awards to W&R independent financial advisors who are independent contractors. These awards have the same terms as awards issued to employees; however, changes in the Company's share price result in variable compensation expense over the vesting period. Beginning in 2017, the Company established a Cash Settled RSU Plan (the "RSU Plan"), which allows the Company to grant cash-settled restricted stock units ("RSUs") to attract and retain key personnel and enable them to participate in the long-term growth of the Company. Unvested RSUs have no purchase price and vest in 25% increments over four years, beginning on the first anniversary of the grant date. On the vesting date, RSU holders receive a lump sum cash payment equal to the fair market value of one share of the WDR Class A common stock, par value $0.01, for each RSU that has vested, subject to applicable

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

tax withholdings. We treat RSUs as liability-classified awards and, therefore, account for them at fair value based on the closing price of WDR Class A common stock on the reporting date, which results in variable compensation expense over the vesting period. Nonvested shares and nonvested RSU's are forfeited upon the termination of employment with or service to the Company, as applicable, or service on the Board of Directors, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. Since nonvested RUSs are not shares of Company stock, holders of nonvested RSUs are not entitled to voting rights but are entitled to dividend equivalent payments for each RSU equal to the dividend paid on one share of WDR Class A common stock. The Company pays WDR for expenses related to these awards. For the year ended December 31, 2017, the Company recorded share-based compensation expense totaling $53.6 million that is included in compensation and related costs in the consolidated statement of earnings.

(13) Rental Expense and Lease Commitments

We lease certain home office buildings, certain sales and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2017 was $24.3 million. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year		Commitments (in thousands)
2018	$	19,920
2019		14,181
2020		9,050
2021		5,341
2022		2,746
Thereafter		7,489
	$	58,727

(14) Related Party Transactions

The current amounts due from affiliates at December 31, 2017 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2017 include amounts due for administrative and other services.

The amount classified as income tax receivable at December 31, 2017 consists entirely of amounts due from WDR for tax allocations.

We earn investment management fee revenues from the Advisors Funds for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Advisors Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are collected from the Advisor Funds for

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

distribution of mutual fund shares, for costs such as advertising and commissions paid to broker/dealers, and for providing ongoing services to shareholders of the Advisor Funds and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Advisor Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund and an accounting service agreement with the Advisor Funds. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services. Revenues for services provided or related to the Advisor Funds for 2017 are as follows:

Investment management fees	$	136,008
Underwriting and distribution fees		40,522
Shareholder service fees		106,939
Total revenues	$	283,469

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds and Ivy VIP by licensed independent financial advisors associated with the Company. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by licensed independent financial advisors associated with the Company and financial intermediaries that have entered into 529 plan selling agreements with the Company. Accordingly, during 2017, the Company recorded $38.1 million which is captured within Underwriting and Distribution fees.

Through revenue sharing allocation agreements with affiliates, the Company received $2.9 million from the gross sales of assets, $15.5 million from average assets under management, and $468 thousand from the gross sales of assets and average assets under management related to separately managed accounts. In addition, the Company is reimbursed for its costs incurred in providing accounting, information technology, legal, marketing, rent and other services. During 2017, the Company was reimbursed $34.0 million for these services. These are based on cost to provide services and do not necessarily represent the cost of these services had they been obtained from a third party.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

(15) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2017 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2017 that were not consolidated in the December 31, 2017 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	82,264
Receivables and prepaids		61,400
Investment securities		75,341
Property and equipment, net		50,550
Goodwill and intangible assets, net		26,853
Current income taxes		8,560
Deferred income taxes		9,963
Other assets		576
		315,507
Liabilities:		
Accounts payable		17,890
Payable to customers		22,723
Accrued compensation		17,184
Other current liabilities		6,220
Accrued pension costs		8,774
Other non-current liabilities		17,593
		90,384
Company equity in net assets of subsidiaries	$	225,123

(16) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies Topic."* These amounts are not reduced by amounts that may

31   (Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2017

be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes must be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict.

(17) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and debt securities held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

Our investments in sponsored funds and investments held as trading expose us to market risk. The underlying holdings of our assets under management are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.